Exhibit 99.2

VOTE ON INTERNET

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Voting will be open until 11:59 p.m. Eastern Time on July 9, 2026.

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VOTE BY EMAIL

Mark, sign and date your proxy card and return it to

Proxy@Transhare.com.

VOTE BY MAIL
Mark, sign and date your proxy card and mail to Proxy Team Transhare Corporation 17755 US Highway 19 N Suite 140 Clearwater FL 33764

VOTE BY FAX
Mark, sign and date your proxy card and fax it to 1.727.269.5616.

VOTE IN PERSON
If you would like to vote in person. Please attend the Extraordinary General Meeting to be held on July 9, 2026 at 9:00 p.m. Eastern Time (July 10, 2026, at 9 a.m., Beijing Time) at BGM Group Ltd., No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, PRC 610200.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting Proxy Card- BGM Group Ltd.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR”
FOR PROPOSALS 1-5.

1.	Proposal No. 1 – Share Capital Reduction and Reorganization Proposal

By way of a special resolution, subject to all requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reductions being complied with (together, the “Share Capital Reduction and Reorganization”):

(i)	the par value of each issued class A ordinary share of par value of US$0.00833335, each issued class B ordinary share of par value of US$0.00833335, and each issued preferred share of par value of US$0.00833335 in the share capital of the Company be reduced to US$0.0001 by cancelling US$0.00823335 of the paid-up capital on each issued class A ordinary share of par value of US$0.00833335, each issued class B ordinary share of par value of US$0.00833335, and each issued preferred share of par value of US$0.00833335 (the “Share Capital Reduction”);

(ii)	following the Share Capital Reduction, the amount deemed to be paid up on each issued share of the Company shall be US$0.0001;

(iii)	the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilised by the Company as the Board may deem fit and as permitted under the Companies Act, the third amended and restated memorandum and articles of association of the Company currently in effect (the “Existing M&A”) and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(iv)	immediately following the Share Capital Reduction:

a.	each authorised but unissued class A ordinary share of par value of US$0.00833335 be subdivided into 83.3335 class A ordinary shares of par value of US$0.0001 each;

b.	each authorised but unissued class B ordinary share of par value of US$0.00833335 be subdivided into 83.3335 class B ordinary shares of par value of US$0.0001 each; and

c.	each authorised but unissued preferred share of par value of US$0.00833335 be subdivided into 83.3335 preferred shares of par value of US$0.0001 each.

(the “Share Sub-Division”);

(v)	immediately following the Share Sub-Division, the authorised share capital of the Company be altered by the cancellation of such number of excess authorised but unissued class A ordinary shares of par value of US$0.0001 each, authorised but unissued class B ordinary shares of par value of US$0.0001 each, and authorised but unissued preferred shares of par value of US$0.0001 each as will result in the Company having authorised share capital of US$503,000 divided into 5,000,000,000 class A ordinary shares of par value of US$0.0001 each, 20,000,000 class B ordinary shares of par value of US$0.0001 each, and 10,000,000 preferred shares of par value of US$0.0001 each (the “Cancellation”); and

(vi)	consequent upon the Share Capital Reduction, the Share Sub-Division and the Cancellation, the authorised share capital of the Company shall be changed,

FROM: US$41,916,750.50 divided into 5,000,000,000 class A ordinary shares of par value of US$0.00833335 each, 20,000,000 class B ordinary shares of par value of US$0.00833335 each, and 10,000,000 preferred shares of par value of US$0.00833335 each.

TO: US$503,000 divided into 5,000,000,000 class A ordinary shares of par value of US$0.0001 each, 20,000,000 class B ordinary shares of par value of US$0.0001 each, and 10,000,000 preferred shares of par value of US$0.0001 each.

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

2.	Proposal No. 2 – Amendment to the M&A Proposal

By way of a special resolution, that immediately following the Capital Reduction,

(i)	to amend and restate the Existing M&A by their deletion in their entirety and the substitution in their place with the fourth amended and restated memorandum and articles of association of the Company, in the form annexed hereto as Appendix 1 (the “Amended M&A”), to (a) reflect the Share Capital Reduction and Reorganization and (b) incorporate certain corporate-governance provisions and housekeeping amendments, and effective upon the Share Capital Reduction and Reorganization; and

(ii)	to authorise the Company’s registered office provider to make any necessary filings with the Registrar of Companies in the Cayman Islands (the “Cayman Registrar”) in connection with the adoption of the Amended M&A and authorise the Board to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions.

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

3. Proposal No. 3 – Potential Share Consolidation Proposal

By way of an ordinary resolution and subject to shareholders approving the Share Capital Reduction, Share Capital Reorganization, Amendment to the M&A and Share Consolidation (as defined below), that immediately following the Share Consolidation being effected the Company may determined in its sole discretion to approve:

(i)	the Share Consolidation of the Company’s issued and unissued class A ordinary shares, class B ordinary shares, and preferred shares, at a ratio of not more than 1-for-50 (the “Range”), with the final ratio to be set at a whole number within the Range to be determined by the Board in its sole discretion (each, a “Share Consolidation”), that immediately following the Share Consolidation being effected the Company may determine in its sole discretion and is authorised to implement up to three (3) such Share Consolidations, in each case at such ratio within the Range as the Board may determine in its sole discretion, at any time prior to the three-year anniversary of the Meeting and

(ii)	in respect of any and all fractional entitlements to the issued consolidated shares resulting from any Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to such Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of such Share Consolidation, and the Board be and is hereby authorized to do all other acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by or giving effect to and implementing such Share Consolidation, including determining the final ratio and the effective date of such Share Consolidation and instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and make necessary filing(s) to reflect such Share Consolidation;

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

4. Proposal No. 4 – Post-Share Consolidation Share Capital Increase Proposal

By way of an ordinary resolution and subject to shareholders approving the Share Capital Reduction, the Share Capital Reorganization, Amendment to the M&A, Share Consolidation and Post-Share Consolidation Share Capital Increase that immediately following the Post-Share Consolidation Share Capital Increase being effected the Company may determine in its sole discretion, to increase by the creation of such number of additional class A ordinary shares, class B ordinary shares, and preferred shares, each with a par value equal to the par value applicable upon the effectiveness of such Share Consolidation, as the Board shall determine in its sole discretion, provided that the total number of authorised shares of each class following such increase shall not exceed the total number of authorised shares of that class immediately prior to such Share Consolidation (each, a “Post-Share Consolidation Share Capital Increase”), and the Board be and is hereby authorised to determine the number of additional shares to be created and to do all such acts and things as the Board considers necessary or desirable for the purposes of giving effect to and implementing each Post-Share Consolidation Share Capital Increase.” (the “Post-Share Consolidation Share Capital Increase”).

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

5. Proposal No. 5 – Adoption of New M&A upon Each Share Consolidation and the corresponding Post-Share Consolidation Share Capital Increase Proposal

By way of a special resolution and subject to shareholders approving the Share Capital Reduction, the Share Capital Reorganization, Amendment to the M&A, Share Consolidation and the Adoption of New M&A upon Each Share Consolidation and the corresponding Post-Share Consolidation Share Capital Increase (as defined below), that immediately following the Adoption of New M&A upon Each Share Consolidation and the corresponding Post-Share Consolidation Share Capital Increase being effected that Company may determine in its sole discretion, to amend and restate the then-effective memorandum and articles of association of the Company by their deletion in their entirety and the substitution in their place with an amended and restated memorandum and articles of association, to reflect such Share Consolidation and the corresponding Post-Share Consolidation Share Capital Increase, so long as the Share Consolidation is implemented prior to the three-year anniversary of the Meeting.

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

Date	Signature	Signature, if held jointly

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at the right and indicate your new address: ☐

AC:

BGM GROUP LTD.

Extraordinary Meeting of Shareholders

July 9, 2026

BGM GROUP LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of the Company, hereby acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders (the “Meeting”) and the Proxy Statement, each dated June 12, 2026, and hereby appoints _________________________ (insert name) of ___________________________________________(insert address) or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on July 9, 2026, at 9:00 p.m., Eastern time (July 10, 2026, at 9 a.m., Beijing Time), at No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, PRC 610200 (or any postponement or adjournment thereof in respect of the resolutions specified on the reverse), and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth on the reverse (i) as specified by the undersigned below and, (ii) in the discretion of any proxy if no direction is given and upon such other business as may properly come before the Meeting, as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE VOTING DIRECTIONS SPECIFIED. IF NO VOTING DIRECTIONS ARE SPECIFIED, THE PROXY WILL BE VOTED AT THE DISCRETION OF THE PERSON APPOINTED AS PROXY. IF THIS PROXY IS RETURNED AND NO PROXY HAS BEEN APPOINTED, THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING WILL BE APPOINTED AS YOUR PROXY. IF ANY DIRECTOR OR MANAGEMENT OF THE COMPANY IS APPOINTED AS PROXY AND NO VOTING DIRECTIONS ARE GIVEN, THIS PROXY WILL BE VOTED FOR THE PROPOSALS LISTED ON THE REVERSE SIDE AND IN THE CASE OF OTHER MATTERS THAT LEGALLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.

☐  Please check here if you plan to attend the Extraordinary General Meeting of Shareholders on July 9, 2026 at 9:00 p.m. Eastern time (July 10, 2026, at 9 a.m., Beijing Time).

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

(Continued and to be signed on Reverse Side)